UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)1

Eaton Vance Senior Income Trust

(Name of Issuer)

Common Shares, $0.01 par value

(Title of Class of Securities)

27826S103

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, New York 10174

Attention: Michael D’Angelo

(212) 542-4635

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

Attention: Adam W. Finerman, Esq.

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 30, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,043,774[1]
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,043,774
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,043,774
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.2%
14	TYPE OF REPORTING PERSON

PN; IA

The percentages used herein are calculated based upon 37,866,607 common shares outstanding as of 05/30/2020, as disclosed in the Issuer’s N-CSRS filed 8/26/2020.

___________________________

1 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

1	NAME OF REPORTING PERSON

Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,043,774[2]
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,043,774
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,043,774
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.2%
14	TYPE OF REPORTING PERSON

IN

The percentages used herein are calculated based upon 37,866,607 common shares outstanding as of 05/30/2020, as disclosed in the Issuer’s N-CSRS filed 8/26/2020.

___________________________

2 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

1	NAME OF REPORTING PERSON

Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,043,774[3]
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,043,774
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,043,774
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.2%
14	TYPE OF REPORTING PERSON

OO

The percentages used herein are calculated based upon 37,866,607 common shares outstanding as of 05/30/2020, as disclosed in the Issuer’s N-CSRS filed 8/26/2020.

___________________________

3 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

Item 1.	SECURITY AND ISSUER

This Amendment No. 5 amends and supplements the statement on Schedule 13D filed with the SEC on June 8, 2020, as amended on July 21, 2020, August 3, 2020, August 6, 2020 and August 8, 2020, with respect to the Common Shares of Eaton Vance Senior Income Trust. This Amendment No. 5 amends Items 3,4,5,6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated as follows:

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $45,060,659 was paid to acquire the Common Shares reported herein.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On October 30, 2020, Saba Capital filed a preliminary proxy statement with the Securities and Exchange Commission seeking to oppose the Issuer’s proposal to approve a new management agreement at the Issuer’s Special Meeting of Shareholders scheduled to be held on January 7, 2021 (the “Special Meeting”).

As one of the largest shareholders of the Issuer, Saba Capital does not believe it is in the best interest of shareholders to approve a new management agreement with Eaton Vance Management because the Issuer currently trades at a significant discount to NAV. Saba Capital believes that, in a situation such as this, where the Issuer has and is trading at an excessive discount to NAV, managers should not be automatically approved, and Saba Capital believes it could be beneficial to consider alternatives.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated to read as follows:

(a) See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons.  The percentages used herein are calculated based upon 37,866,607 common shares outstanding as of 5/30/2020, as disclosed in the Issuer's N-CSRS filed 8/26/2020.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Persons have not entered into any transactions in the Common Shares during the past sixty days.

(d) The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

On November 2, 2020, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies to oppose the Issuer’s proposal to approve a new management agreement at the Special Meeting (the “Solicitation”), and (c) Saba Capital agreed to bear all expenses incurred in connection with the Solicitation. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

99.1       Joint Filing and Solicitation Agreement as required by Rule 13d-1(k)(1) under the Act.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 3, 2020

SABA CAPITAL MANAGEMENT, L.P.

By:	/s/ Michael D’Angelo
	Name:	Michael D’Angelo
	Title:	Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, L.P.

By:	/s/ Michael D’Angelo
	Name:	Michael D’Angelo
	Title:s	Authorized Signatory

BOAZ R. WEINSTEIN

By:	/s/ Michael D’Angelo
	Name:	Michael D’Angelo
	Title:	Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823